ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

April 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3

Form RW

File No. 333-261592

Ladies and Gentlemen:

On April 8, 2025, Odyssey Marine Exploration, Inc. (the “Company”) requested withdrawal of the above-referenced Registration Statement on Form S-3 (File No. 333-261592), initially filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2021, together with all amendments and exhibits thereto (as amended, the “Registration Statement”), by filing a Form RW (the “Form RW”) with the SEC relating to the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended.

After consultation with the SEC staff, the Company understands that it is appropriate to withdraw the Form RW. Accordingly, the Company hereby requests that the Form RW be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Please direct any questions or comments regarding this correspondence to David M. Doney at Akerman LLP, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer